

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 10, 2020

Lei Chen
Chief Executive Officer
Pinduoduo Inc.
28/F, No. 533 Loushanguan Road, Changning District
Shanghai, 200051
People's Republic of China

  Re: Pinduoduo Inc.
   Form 20-F for the Fiscal Year Ended December 31, 2019
   Filed April 24, 2020
   File No. 001-38591

Dear Mr. Chen:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2019

Item 15. Controls and Procedures, page 136

1. Item 307 of Regulation S-K requires you to disclose the conclusions of the your principal executive and principal financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures. Please confirm that Mr. Huang served as both principal executive officer and principal financial officer when evaluating and concluding effectiveness. If not, please advise how you have met the requirements of Item 307 of Regulation S-K.

Item 19. Exhibits
Exhibits 12.1 and 12.2, page 139

2. Mr. Huang's title in both Exhibits 12.1 and 12.2 is Chief Executive Officer. Please confirm that Mr. Huang served as both principal executive officer and principal financial

officer at the time the certifications were signed. If not, please amend to file a certification for the principal financial officer.

 In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services